Haynsworth Sinkler Boyd, P.A.
                    1201 Main Street, 22nd Floor (29201-3226)
                       Post Office Box 11889 (29211-1889)
                            Columbia, South Carolina

                                   May 2, 2006

VIA FACSIMILE (202) 772-9203 AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny, Esquire
Special  Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-3628

     Re:      CNB Corporation, Conway, South Carolina
              Proxy Solicitation
              File No. 000-24523

Dear Mr. Duchovny:

     As you may recall, we represent CNB Corporation, which is in the process of a contested proxy solicitation campaign with Willis and Jennings Duncan. CNB has asked that we forward the enclosed two letters to you for your review.

     Each of these letters has been mailed to over 20 CNB Corporation shareholders that the Company knows of. Neither of the letters has been filed with the Commission, and neither Mr. Derrick nor Mr. Vaught is listed in the Duncan proxy statement as a participant in their proxy solicitation. We are advised that Mr. Derrick and Mr. Vaught are personal friends of the Duncans and the Company believes that they were acting on the Duncans' behalf in writing these letters. The Company's belief is supported by the fact that Mr. Derrick apparently has access to a shareholder list, though the Company has not furnished him with such a list. Furthermore, since Mr. Derrick is not a shareholder, he is not entitled to a shareholder list. Additionally, both of these letters and a letter from the Duncans (filed May 1, 2006) have been received within a short time of each other, indicating probable concerted action among Mr. Derrick, Mr. Vaught and the Duncans.

     The Company is extremely concerned that the Duncans may be using proxy solicitation agents and methods which have not been disclosed in filings with the Commission, which create a misleading appearance of independence, and which thereby would violate the proxy solicitation rules.

     With respect to the Derrick letter, the Company is further concerned with the malicious implication of the letter that five of the current directors are

Mr. Daniel F. Duchovny, Esquire
May 2, 2006
Page 2

of questionable integrity - "...I have no confidence in that group handling my financial and confidential matters. This is Conway, not Pottersville." -- and the further innuendo that these five directors have engaged in inappropriate conduct, and that shareholders who support them are condoning inappropriate conduct. The Company believes that the tenor and the text of this letter are misleading in that they impugn the character, integrity and personal reputations of these five directors (only one of whom is even a candidate), and the shareholders who choose to support them, without any factual foundation whatsoever.


     With respect to the Vaught letter, the Company is further concerned with the implication that five of the directors have an interest in selling or merging the Company. This rumor has been circulating in the community, although its veracity has been vehemently denied by those five directors. Additionally, the Vaught letter's reference to "million dollar plus salary contracts" is misleading, and clearly intended to be so, since they are only "million dollar plus" over the lives of the contracts. Not only is the use of the "million dollar" terminology misleading, but also the implication that all five of the directors to whom the letter refers received such contracts when only two of the five directors, the chief executive officer and the chief financial officer, received contracts.

     The Company requests that the staff make enquiry into these matters, and take any actions with respect to the Duncans, Mr. Derrick and Mr. Vaught that are appropriate. Mr. Derrick's address and contact information are in his letter. Mr. Vaught's phone number is in his letter. His address is 1406 Main Street, Conway, South Carolina 29526.

     If you have questions,  please call me at  (803)540-7818 or Suzi Clawson at
(803)540-7819, fax us at (803)765-1243, or email us at gking@hsblawfirm.com or sclawson@hsblawfirm.com.

     Thank you for your help.

                                           Very truly yours,

                                           s/George S. King, Jr.
                                           -------------------------------------
                                           George S. King, Jr.

Enclosures
GSK/pd

                              The Derrick Law Firm

                            A PROFESSIONAL CORPORATION

                                 802 MAIN STREET
                            CONWAY, SOUTH CAROLINA 29526

                                MAILING ADDRESS:
                               POST OFFICE BOX 28
                         CONWAY, SOUTH CAROLINA 29528

 DIRK J. DERRICK                                            PHONE (843) 248-7486
                                                              FAX (843) 248-7510

                                  April 27,2006

 Conway National Bank Shareholders

 Re:   The removal of Willis Duncan and Jennings Duncan

 Dear Shareholders:

Like most of your customers, 1 own zero shares of CNB stock. I've purchased none, inherited none, and unfortunately my wife's family had none. Therefore, I, along with the majority of your customers, will be unable to attend the May 9th, annual meeting for the CNB shareholders.

However, after reading both the Board of Directors' letter of March 20, 2006, to the Conway National Bank Shareholders and the March 31, 2006, letter from Willis Duncan and Jennings Duncan, 1 feel compelled as a mere customer, to inform you, the shareholders, of my thoughts and intentions prior to your May 9th meeting.

First, I realize I am but a drop in the bucket of the overall business of Conway National Bank. However, I believe there are many customers in Conway and the surrounding areas who share my beliefs regarding character, honesty and trustworthiness. These are the traits that make up both Willis Duncan and Jennings Duncan.

My grandparents banked with you for years. My parents, Julius and Polly Derrick, have always banked with you. Because of my complete trust in the Duncans and your local employees, I have been a loyal customer since returning to Conway in 1991. I have established strong banking relationships and friendships with a number of your quality employees.

Conway National Bank Shareholders
April 27, 2006
Page Two (2)

However, after reviewing the outline set forth in the Duncan's March 31, 2006, letter regarding both the steps taken by the Group of Five to remove the Duncans, and the Group of Five's changing of the bylaws, I have no confidence in that group handling my financial and confidential matters. This is Conway, not Pottersville.

I am hopeful this situation will be rectified on May 9th, by your electing Willis Duncan, Buddy Sasser, and Ed Kelaher to the Board of Directors. If it is not corrected and the shareholders believe that the actions of the Group of Five were appropriate, you may very well continue to profit as a bank. However, your profit and dividends will not come from me, my family, my law firm, or any business in which I am involved. While I will hate to leave the banking relationships I have with your employees and my friends, I will not financially support a bank whose shareholders condone this type of conduct.

Sincerely

s/Dirk J. Derrick
----------------------------------
Dirk J. Derrick

Time to come together and end the turmoil at CNB                  April 25, 2006

The current turmoil at CNB was not created or perpetuated by the Duncans. Stockholders and the community are upset and I personally am glad that Jennings and Willis stood up to the Group of 5 and are providing us the opportunity to vote against the events of June 14th, 2005.

The turmoil at CNB was created by the Group of 5. Not by the Duncans.

The turmoil since June 14th, 2005 regarding our Conway National Bank is bad for the Bank and the Community. The turmoil was initiated when the Group of 5 told us they were happy with the current state of events leading up to and during the Annual CNB Corp. stockholders meeting May l0th, 2005. Then just 5 weeks later on June 14th the Group of 5 made major changes in how our Bank is run and who is running it.

I feel it was deceptive that we were not made aware that million dollar contracts were being talked about, negotiated, and drafted prior to and just after our Annual stockholder meeting.

If the Group of 5 acted out of concern for the shareholders then, why was the first thing they did sign million dollar plus salary contracts for each other, then change the bylaws of our corporation to make it more difficult for us to have a say. Why was the Group of 5 asking questions about selling/merging the Bank with attorneys, while at the same time leading stockholders to believe that they were happy with state of events?

The stockholders and community have come together over the past year and now is the time that we need to make sure our vote is placed so that the Conway
National Bank remains a strong, profitable, friendly, and financially secure community Bank.

Despite the mass mailings and telemarketing that the Group of 5 is doing at our expense, I have overwhelmingly found that stockholders and community people in general support the Duncans and want the Conway National Bank to remain with the strong heritage it has always had.

The only way to end the current turmoil is to vote for the Duncans and then let the Group of 5 bring their concerns to the stockholders through proper channels.

Please sign your Green proxy for the Duncans and take it by Jennings' House on l0th Avenue or mail it to him in the return envelope addressed to 515 10th Avenue.

Please feel free to call me with any information or questions. 843-488-2020.

Sincerely,

s/James Mr. Vaught
--------------------------------------
James M. Vaught, concerned stockholder